August 4, 2011

VIA EDGAR AND FACSIMILE

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Mail Stop 4561

Attn: Stephen G. Krikorian, Accounting Branch Chief

Re:	Digital River, Inc.

Form 10-K for Fiscal Year Ended December 31, 2010

Filed February 24, 2011

Form 10-Q for Fiscal Quarter Ended March 31, 2011

Filed May 6, 2011

Form 8-K/A filed on June 9, 2011

File No. 000-24643

Dear Mr. Krikorian:

On behalf of Digital River, Inc., a Delaware corporation (the “Company”), I am writing in response to your comment letter dated July 21, 2011 (the “Comment Letter”) regarding the Company’s disclosures in its filings identified above.

RESPONSE TO STAFF COMMENTS

The Company acknowledges the Staff’s comments and respectfully submits the following responses. The text of the Staff’s comments has been reproduced below, for your convenience.

Form 10-K for Fiscal Year Ended December 31, 2010

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources, page 41

Comment 1. We note your response to prior comment 2 and continue to believe that you should consider providing disclosure of the total amount of cash, cash equivalents and investments held by foreign subsidiaries that are not presently available to fund domestic operations, such as corporate expenditures or acquisitions without paying a significant amount of taxes upon their repatriation.

Securities and Exchange Commission

August 4, 2011

Response 1. We have expanded our discussion of our cash, cash equivalents and investments by incorporating the following language into our Form 10-Q which is scheduled to be filed with the SEC on August 5, 2011.

As of June 30, 2011, we had $432.5 million of cash and cash equivalents, approximately 48% of which are held by our international subsidiaries. If funds held by our international subsidiaries were repatriated to the U.S. we would incur a U.S. tax liability that is not currently accrued in our financial statements. However, cash and cash equivalents held in the U.S. are sufficient to fund our current and anticipated domestic operations. As a result, we do not anticipate any liquidity restrictions that would preclude us from funding our expansion or operating needs and do not foresee a need to repatriate any earnings in the near future.

Notes to Consolidated Financial Statements

12. Segment Information, page 89

Comment 2. We have read your response to prior comment 5. Please explain how the CODM’ s resource allocation process functions in practice, if based solely on specific customer opportunities rather than by market category. In this regard, explain the budget preparation process and whether market categories are considered in budgeting, for example, research and development activities related specifically to market segments. Tell us whether there are managers at the market category level who are responsible for only that particular market segment and describe the budget preparation and approval process, including, to the extent they are prepared, the individual budgets of each market segment.

Response 2. The nature of our business is to build unique online stores for our clients. As such, our resources are assigned to build out the online storefront based on the specific client needs. The resources are also assigned to the specific website based on availability. We have a rolling revenue forecast process that is based on the specific websites being built. The websites are built on our shared commerce platform where the resources are centrally managed to build out features and functionally. Many of the features and functionality that are developed are used across market segments and our client base. We have a centralized expense budget for platform development resources. The majority of our costs are aligned to support our core technology platform and thus budgeted centrally. The chief operating decision maker (“CODM”) assigns resources from the central pool of resources to work on the various features and functionality. Accordingly, there is no separate research and development budget for various market segments.

There is no single budget owner for a given market segment since much of our costs are shared across market segments. The revenue budgets are developed based on individual client and site performance expectations and then expense budgets are developed based on profit expectations. The finance organization then develops expense budgets in

Securities and Exchange Commission

August 4, 2011

aggregate and pushes the expense budgets down to functional budget owners. For example, IT costs are managed centrally and budgets are pushed down to the IT managers whose personnel support the infrastructure of our commerce platforms.

Form 8-K/A filed on June 9, 2011

Comment 3. The stated purpose of the Form 8-K filed on June 9, 2011 was to correct the reported results of voting on Proposal 3. In this regard, the votes for a frequency of three years and one year were inadvertently transposed. We note, however, that there appears to be no difference in the number of votes disclosed for each of these options. Please revise or advise.

Response 3. On July 28, 2011, we filed an amendment to the Form 8-K reporting the correct voting results on Proposal 3.

* * * * *

The Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any further questions or comments concerning this response letter to me at (952) 540-3050.

Sincerely,

DIGITAL RIVER, INC.

By:	/s/ Kevin L. Crudden
Kevin L. Crudden, Esq.
Vice President and General Counsel

cc:	Tamara Tangen, Securities and Exchange Commission

        Thomas M. Donnelly, President and Chief Financial Officer, Digital River, Inc.